EXHIBIT 99.1

             Annual Independent Certified Public Accountant's Report

KPMG
161 Collins Street
Melbourne VIC 3000
Australia

Attention Ms J Kwok
HomeSide Global MBS Manager, Inc.
Perpetual Trustee Company Ltd
Level 7
9 Castlereagh Street
Sydney   NSW   2001

22 March 2002

Dear Kwok

HomeSide Mortgage Securities Trust 2001 -1 Report of Factual Findings - Document Custody Audit

HomeSide Global MBS Manager, Inc. (the "Global Trust Manager") and Perpetual Trustee Company Limited (the "Trustee") required an audit to be performed in accordance with the HomeSide Mortgage Securities Trusts Servicing Agreement (the "Servicing Agreement").

Our engagement was performed in accordance with the terms of our engagement letter dated 28 February 2002 between the Trustee and ourselves. Our engagement was undertaken in accordance with the basic principles and general guidance set out in Australian Auditing Standard AUS 904 "Engagement to Perform Agreed-upon Procedures".

Procedures

In accordance with the requirements set out in clause 4.3 of the Servicing Agreement, an audit of the custodial role with respect to the Relevant Documents for HomeSide Mortgage Securities Trust 2001-1 was performed. The following procedures were undertaken to perform the audit:

   (a) Review the custodial procedures of the National Australia Bank Limited (the "Servicer") to ensure that:

   (i) The mortgage loans forming part of the assets of HomeSide Mortgage Securities Trust 2001-1 (the "Trust") are capable of identification and are distinguishable from the other assets of the Servicer;

   (ii) Controls exist such that the mortgage title documents relating to such mortgage loans may not be removed or tampered with except with appropriate authorisation; and


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   (iii) An  appropriate  tracking  system is in place such that the location of the security packets containing the mortgage title documents in respect of the mortgage loans of the Trust can be detected at any time.

   (b) Review a sample of 30 security packets to determine whether they contain the following:

   (i)   An  original  counterpart  of  the  corresponding   Mortgage  and  each
         Collateral Security;

   (ii)  Loan contract signed by the borrower; and

   (iii) Certificate of Title (if any) in respect of the Land that is the subject of the Mortgage.

Findings

No exceptions were noted for the procedures performed above.

Statement

Based on the results of the procedures performed in accordance with steps (a) and (b), we grade the custodial performance of the Servicer as "Good" (i.e. all control procedures and accuracy of information in respect of the mortgage loan testing was completed without exception).

Disclaimer

The foregoing procedures do not constitute an "audit" in accordance with Australian Auditing Standards or a review made in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Rather, our engagement was undertaken in accordance with Australian Auditing Standard AUS 904 "Engagement to Perform Agreed-Upon Procedures". If we performed an audit in accordance with Australian Auditing Standards or a review in accordance with Australian Auditing Standards applicable to review engagements other matters may have come to our attention that would be reported to you.

This letter is solely for the information of the addressee in connection with the role of the National Australia Bank Ltd as Servicer for HomeSide Mortgage Securities Trust 2001-1. It is not to be used, circulated, quoted or otherwise referred to, in whole or in part for any other purpose without our written consent.

Yours faithfully


/s/ Darren M. Scammell
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